SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

POLYCOM, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0005 Per Share
(Title of Class of Securities)

73172K-10-4
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Michael R. Kourey
Senior Vice President of Finance
and Administration
and Chief Financial Officer
Polycom, Inc.
1565 Barber Lane
Milpitas, California 95035
(408) 526-9000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Mark A. Bertelsen, Esq.
Jose F. Macias, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.
/ /	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                        Amount Previously Paid: Not applicable.
                        Form or Registration No.: Not applicable.
                        Filing party: Not applicable.
                        Date filed: Not applicable.

/x/

Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /	third party tender offer subject to Rule 14d-1.
/x/	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  / /

    Attached is a letter sent on May 15, 2001 to certain employees of Polycom, Inc. holding incentive stock options (the "Letter"). The Letter does not constitute an offer to holders of options to purchase Polycom common stock to exchange their options.

    Polycom, Inc. has not commenced the exchange offer referred to in this communication. At the time the exchange offer is commenced, Polycom will provide optionholders who are eligible to participate in the exchange offer with written materials explaining the precise terms and timing of the exchange offer. Persons who are eligible to participate in the exchange offer should read these written materials carefully when they become available because they contain important information about the exchange offer. Polycom will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the exchange offer. Polycom stockholders and optionholders will be able to obtain these written materials and other documents filed by Polycom with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission's website at www.sec.gov.

[POLYCOM LETTERHEAD]

May 15, 2001

TO: CERTAIN EMPLOYEES OF POLYCOM, INC.
HOLDING INCENTIVE STOCK OPTIONS

    Re: Prospective Option Exchange Offer

Dear Employee:

    The purpose of this letter is to advise you that Polycom, Inc. (the "Company") is considering implementing an option exchange offer (the "Exchange Offer"), whereby employees holding options with an exercise price of $18.00 per share or higher could elect to cancel these existing options (the "Cancelled Options") in exchange for a grant of replacement options to purchase 0.85 shares of the Company's common stock for each share under the cancelled options (the "Replacement Options").

    The Replacement Options would be granted no earlier than six months and one day following the cancellation of the Cancelled Options (the "New Grant Date"), at an exercise price equal to the fair market value of the Company's common stock on the New Grant Date. Each Replacement Option would have a term equal to the lesser of (i) the remaining term of the Cancelled Option, or (ii) seven years. Executive Officers and Directors of the Company would not participate in the Exchange Offer, and the Exchange Offer would be structured such that the Company avoids incurring financial accounting charges. The vesting commencement date, and, except for Cancelled Options originally granted under the Accord Networks option plans assumed by Polycom, the vesting schedule for each Replacement Option would be the same as for the Cancelled Option which it replaces, subject to adjustment for any shares previously exercised. Consequently, any shares that would have vested prior to the New Grant Date under the vesting schedule of the Cancelled Option would be vested under the Replacement Option upon the New Grant Date.

    The Company will undertake the Exchange Offer only in the event our stockholders approve an amendment to our 1996 Stock Incentive Plan to permit the Exchange Offer at our Annual Meeting of Stockholders to be held May 17, 2001, and any adjournments thereof. In the event our stockholders approve the Exchange Offer, we will likely commence the Exchange Offer soon after stockholder approval.

    In the event we undertake the Exchange Offer, holders of Incentive Stock Options ("ISOs") who are offered the opportunity to participate in the Exchange Offer, EVEN IF THEY DO NOT ELECT TO PARTICIPATE IN THE EXCHANGE OFFER, should be aware that there is a significant risk that their unexercised ISOs will be deemed by the IRS to have been regranted as a result of the mere offer to exchange these ISOs, even if you do not actually accept the offer. The consequence of this deemed regrant would be that the period which these ISOs would be required to be held in order to receive favorable capital gain or loss tax treatment would be deemed to restart as of the date of rollout of the Exchange Offer.

    To summarize the general tax rules with respect to ISOs, if shares subject to ISOs are held at least (i) 2 years from the date of grant, AND (ii) one year from the date of exercise, any gain or loss upon selling the ISO shares is long-term capital gain or loss. Long-term capital gain is currently capped at a 20% federal rate. Accordingly, if your ISO is deemed to be regranted, you will have to hold your shares for at least two (2) years from the date of deemed regrant in order to obtain favorable capital gain or loss treatment. You should note, however, that this regrant risk does NOT apply to ISOs that have already been exercised prior to the commencement of the Exchange Offer.

    If you do not want to be invited to participate in the Exchange Offer, and you do not want your ISOs to possibly be subject to an extended holding period for favorable income tax treatment, please check the box below, sign, print your name and date this letter as indicated below, and return this letter NO LATER THAN 5:00 P.M., ON WEDNESDAY, MAY 16, via fax or hand delivery to:

  Stock Administration
  Polycom, Inc.
  1565 Barber Lane
  Milpitas, CA 95035
  Fax: (408) 474-2508

    If you have any questions regarding the contents of this letter, please contact Richard Deranleau at (408) 474-2847, or Lucy Park at (408) 474-2626.

                      Very truly yours,

                      POLYCOM, INC.

                      Name:
                      Title:

/
/  I WANT TO BE EXCLUDED FROM BEING INVITED TO PARTICIPATE IN THE EXCHANGE OFFER FOR POLYCOM STOCK OPTIONS SCHEDULED TO COMMENCE ON OR AFTER MAY 17, 2001.

Signature
Print Name
Date

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